Exhibit 99.1

DoubleDown Interactive to Donate $10,000 to the ASPCA®

SEOUL, KOREA – June 16, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a $10,000 donation to the ASPCA® (The American Society for the Prevention of Cruelty to Animals®) in support of its mission to provide effective means for the prevention of cruelty to dogs, cats, equines, and farm animals throughout the United States.

DoubleDown Casino, played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on June 18, 2025. This exciting Giving Meow event offers players the chance to show their support for the ASPCA and learn more about the organization’s work to help vulnerable animals in the United States, particularly during “kitten season,” a time of year when there are many litters of cats in need of care.

“DoubleDown Interactive has long been committed to supporting the ASPCA and we are proud to do so again this year,” said In Keuk Kim, CEO of DoubleDown. “We are all animal lovers here, as are our players, and kitten season is a perfect time of year to focus on the ASPCA’s great work.”

“We are grateful to DoubleDown Interactive for their generous support and continued commitment to animals in need,” said Matthew Carroll, Director, ASPCA Cause Partnerships. “This donation comes at a critical time during kitten season, when shelters across the country are caring for an influx of vulnerable animals. Partnerships like this help us provide lifesaving resources to ensure the safety and welfare of animals across the country.”

Visit the ASPCA website: http://www.aspca.org/

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About DoubleDown

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com